UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41752

Perpetuals.com Ltd

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Completion of Acquisition

On January 20, 2026, Perpetuals.com Ltd (the “Company”) consummated the transactions contemplated by that certain Share Exchange Agreement, dated December 28, 2025 (the “Share Exchange Agreement”), by and among the Company, Perpetual Markets Ltd. (“Perpetual”), and the shareholders of Perpetual listed therein (the “Perpetual Shareholders” and the “Closing”, respectively). As of the Closing, the Company has paid Perpetual US$3.5 million (the “Upfront Cash Consideration”), with the remaining US$11.5 million to be satisfied (i) through the allocation of certain cash proceeds received by the Company from the exercise of certain outstanding warrants, up to an aggregate cap of US$7.5 million (the “Financing Warrants Consideration”) and (ii) the proceeds of a future capital raise completed by the Company following the Closing (the “Capital Raise Consideration”). The timing, structure, and other terms of the Capital Raise Consideration are subject to further agreement between the parties and the satisfaction of specified conditions set forth in the Share Exchange Agreement. Transfer of the equity consideration payable under the Share Exchange Agreement will be finalized upon confirmation by Perpetual of no outstanding tax liabilities and Earlywork’s receipt of approval as required under the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended) and related regulations in accordance with Japanese law.

A copy of the press release announcing the Closing is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Appointment of Co-CEO and New Directors

As previously disclosed on our Form 6-K filed on January 16, 2026, Mr. Patrick Gruhn was elected as a director and Mr. Matthew Nicoletti was elected as an independent director at the Company’s extraordinary general meeting of shareholders held on January 16, 2026 (the “Meeting”).

Following the Meeting, Mr. Patrick Gruhn was further appointed, by written resolution of the Company’s board of directors dated January 19, 2026, as an additional representative director and co-chief executive officer of the Company, effective as of January 16, 2026. This appointment did not involve the removal or replacement of any existing representative director or Mr. Satoshi Kobayashi, the current chief executive officer. Rather, the Company has established a co-chief executive officer structure, and there has been no change in the Company’s principal executive officer or control as a result of this appointment.

Mr. Patrick Gruhn, age 44, has served as the chief executive officer and president of Kephas Corporation (d/b/a Perpetuals.com) since 2016. He has served as the chief executive officer of Kephas Stiftung gemeinnützige GmbH since 2011. He has served as a Professor of Practice in Entrepreneurship, Digital Innovation and Ethics in the European Institute of Management since 2025. He obtained a Master of Business Administration from Danube University Krems in 2014 and a Master of Laws from University Liechtenstein in 2014.

Mr. Matthew Nicoletti, age 39, has served as the chief executive officer of Vadar Management LLC, which delivers hands-on operational improvement, value-creation planning, and post-acquisition integration services, since 2015. He has served as a managing member of One9 LLC, a capital markets advisory firm focused on taking private companies public in the United States, since 2014. He has served as the chief executive officer and a managing member of Distinguished LLC, a Florida-based real estate development and investment company, since 2022. He obtained a Bachelor’s Degree in Communications from the University of Central Florida in 2007.

No family relationships exist between Mr. Patrick Gruhn and any director or executive officer of the Company, or between Mr. Matthew Nicoletti and any director or executive officer of the Company.

Exhibit Index

Exhibit Number	Exhibit
99.1	Press Release – Earlyworks Closes Acquisition and Rebrands as Perpetuals.com (NASDAQ: PDC), Targeting the Multi-Trillion-Dollar Global Derivatives Market

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perpetuals.com Ltd

By:	/s/ Satoshi Kobayashi
Satoshi Kobayashi
Chief Executive Officer

Date: January 23, 2026

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